Exhibit 97.1

RELX PLC

EXECUTIVE OFFICER CLAWBACK POLICY

1.	Purpose

The purpose of the Executive Officer Clawback policy (the “Policy”) is to set out the circumstances under which Executive Officers of the Company will be required to repay or return certain Erroneously Awarded Compensation to the Group to comply with the U.S. Clawback Rule and the U.S. Listing Rule.

2.	Administration

The Committee will administer this Policy and is authorised to interpret and construe it and to make all determinations necessary, appropriate, or advisable for its administration. Any determinations made by the Committee shall be final, conclusive and binding on all interested parties.

3.	Recovery of Erroneously Awarded Compensation
a)

Recovery of Erroneously Awarded Compensation. In the event the Company is required to prepare an Accounting Restatement, the Committee shall seek reasonably promptly to recover any Erroneously Awarded Compensation received by an Executive Officer in connection with such Accounting Restatement.

b)

Forms of Recovery. The Committee shall determine, in its sole discretion, the method(s) for recovering any Erroneously Awarded Compensation, which may include: (i) cash reimbursement; (ii) recovery or forfeiture of any gain realised on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (iii) offsetting the amount from any compensation otherwise owed by the Company to the Executive Officer; and (iv) cancelling outstanding vested or unvested equity awards.

c)

Exceptions to Recovery. The Company shall not be required to take the actions contemplated by Section b) above if conditions (i), (ii) or (iii) are met and the Committee determines that recovery would be impracticable:

i.

The direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, provided that before determining that recovery would be impracticable, the Company has made a reasonable attempt to recover the relevant amount, has documented such attempt and the documentation is provided to the U.S. Exchange; or

ii.

Recovery would violate home country law, where that law was adopted prior to 28 November 2022, provided that, before determining that recovery would be impracticable, the Company has obtained an opinion of home country counsel that recovery would result in such a violation and a copy of the opinion is provided to the U.S. Exchange.

iii.

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

4.	Miscellaneous

Any right of recoupment under this Policy is in addition to and not in lieu of any other remedies or rights of recoupment that may be available to any member of the Group under applicable law or rule or pursuant to the terms of any clawback policy and provisions in any employment contract, service agreement, equity award agreement, or similar agreement and any other legal remedies available to the Group.

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

5.	Governing Law and Jurisdiction

This Policy and any non-contractual obligations arising out of or in connection with this Policy shall be governed by, and interpreted in accordance with, English law.

The English courts shall have exclusive jurisdiction in relation to all disputes arising out of or in connection with this Policy including, without limitation, disputes arising out of or in connection with: (i) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Policy; and (ii) any non-contractual obligations arising out of or in connection with this Policy. For such purposes each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction.

Definitions

Accounting Restatement means an accounting restatement due to the material non-compliance of the Company with any financial reporting requirement under applicable U.S. securities laws, including any required accounting restatement that corrects an error in previously issued financial statements that is material to previously issued financial statements or would result in a material misstatement in the current report.

Board means the board of directors of the Company or a duly authorised committee of it which may include the Committee.

Committee means the remuneration committee of the Board or such other appropriately constituted committee.

Company means RELX PLC, registered in England and Wales under number 00077536.

Covered Period means, with respect to any Accounting Restatement, the three completed Financial Years of the Company immediately preceding the Restatement Date and any transition period that results from a change in the Company’s Financial Year of less than nine months within or immediately following those three completed Financial Years.

Erroneously Awarded Compensation means the gross amount of Incentive-Based Compensation Received by the Executive Officer during a Covered Period (at any time in which they were an Executive Officer) that exceeds the amount of Incentive-Based Compensation that the Executive Officer would have Received had it been determined based on the Accounting Restatement. For Incentive-Based Compensation that is based on the Company’s share price or total shareholder return, the amount that would have been Received shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was Received, the determination of that reasonable estimate documented and such documentation provided to the U.S. Exchange.

Compensation amounts shall only be considered “Erroneously Awarded Compensation” for the purposes of the Policy if such compensation is Received: (i) on or after 2 October 2023; and (ii) while the Company has a class of securities listed on a U.S. securities exchange or a U.S. securities association.

Executive Officer means an “executive officer” of the Company, as defined in Rule 10D of the US Securities and Exchange Act and identified by the Remuneration Committee.

Financial Reporting Measure means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any other measure that is derived wholly or in part from such measure (in each case, regardless of whether such measure is presented within the Company’s financial statements or included in a filing with the SEC). Stock price and total shareholder return are also considered financial reporting measures for this purpose.

Financial Year means the Company’s financial year provided that a transition period between the last day of the Company’s previous financial year end and the first day of its new financial year that comprises a period of nine to twelve months will be deemed a completed financial year.

Group means the Company, together with each of its direct and indirect parents and subsidiaries and member of the Group shall be construed accordingly.

Incentive-Based Compensation means any compensation (whether cash or equity-based) that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, Incentive-Based Compensation does not include any compensation to the extent that it is: (i) granted, earned, or vested exclusively upon completion of a specified employment period, without any performance condition; (ii) discretionary; or (iii) based on subjective goals or goals that do not constitute Financial Reporting Measures.

Received: Incentive-Based Compensation is deemed Received in the Financial Year during which the applicable Financial Reporting Measure is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of that period.

Restatement Date means the earlier of: (i) the date that the Board or the officer or officers of the Company authorised to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator, or other legally authorised body directs the Company to prepare an Accounting Restatement.

SEC means the U.S. Securities and Exchange Commission.

U.S. Clawback Rule means Section 10D of the U.S. Exchange Act and the rules and regulations pursuant to it, each as may be amended from time to time.

U.S. Exchange means the New York Stock Exchange.

U.S. Exchange Act means the U.S. Securities Exchange Act of 1934, as amended

U.S. Listing Rule means section 303A.14 of the New York Stock Exchange Listed Company Manual, as such section may be amended from time to time.

This policy was adopted by the Remuneration Committee on 27 September 2023.